FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Discovery of Irregular Transactions in the Performance Chemicals Business

Unit and the Delayed Collection of Deliverables for These Transactions

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 24, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

April 24, 2009

To whom it may concern:

Mitsui & Co., Ltd.

Discovery of Irregular Transactions in the Performance Chemicals Business Unit and the

Delayed Collection of Deliverables for These Transactions

Within the sales division of the Performance Chemicals Business Unit of Mitsui & Co., Ltd. (Head Office: Chiyoda-ku, Tokyo; President: Masami Iijima), delays occurred in the collection of certain receivables relating to Indonesia and other South East Asian countries-bound overseas trading transactions, which prompted an investigation by Mitsui & Co. of the contents of these transactions over the last several years. In the course of investigation, it was discovered that the transactions were recorded inappropriately as sales, as a large part of the transactions had no underlying trade in reality. An overview of which is presented below.

We are aware of the shortfall in our internal control system, and sincerely apologize to our shareholders, investors, business partners and other stakeholders. To prevent the recurrence of similar events, we will be immediately implementing more thorough on-site management, enhanced control of business-processes and plans to prevent future reoccurrence with respect to the promotion of the flexible use of human resources.

No adjustments will be made to past financial results as a result of this issue, and its effect on future Mitsui & Co. results will be minimal.

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1. Overview of Transactions

Following is an overview of the facts Mitsui & Co. recognizes as a result of our investigation of the issue in question.

(1) Before our involvement, Indonesian subsidiary and other South East Asian subsidiaries (hereinafter, totally, “Company A”) of an Indonesian corporate group (hereinafter, “A Group”) imported goods (hereinafter, “Goods”) produced by a Japanese manufacturer (hereinafter, “Japanese Manufacturer”).

(2) In April 2004, the sales division of the Performance Chemicals Business Unit of Mitsui & Co. (hereinafter, “Division in Charge”) intervened in the transaction, purchased the Goods from some of the subsidiaries of A Group (hereinafter, “Vendor A”) and began overseas trading transactions (see above diagram) to sell the Goods to Company A (hereinafter, “Trading Transactions” including the indirect transactions listed in (3) below). Payment from Mitsui & Co. to Vendor A for the Trading Transactions was set at 15 days from the day of shipment indicated on the B/L (bill of lading), and payment from Company A to Mitsui & Co. was set at 180 days after the day of shipment indicated on the B/L, effectively allowing Vendor A to receive payment for the goods 165 days early due to Mitsui & Co.’s involvement.

(3) At the start of the Trading Transactions, Mitsui & Co. set a credit limit for A Group, and conducting transactions within this credit limit was the internal authorizing condition for conducting the Trading Transactions. However, from January 2005, the dollar amount of these transactions increased, and when transaction demand exceeded the established credit limit, the three employees of Division in Charge in charge of the Trading Transactions (hereinafter, “Employees in Charge”) initiated, without requesting changes to the authorizing conditions, indirect transactions to sell the Goods to Company A through a new transaction partner (hereinafter, “Indirect Transaction Recipient”), not making it clear within Mitsui & Co. that the substantial buyer of the Goods was Company A, the same buyer of Trading Transactions. Furthermore, the Employees in Charge did not complete the procedures stipulated by internal regulations, instead verbally promising to the Indirect Transaction Recipient that Mitsui & Co. would assume its receivables collection risk for Company A. In the end, it was discovered that there were a total of 15 Indirect Transaction Recipients among the existing transaction partners of Mitsui & Co.

(4) Furthermore, the supplier Vender A paid Mitsui & Co. for the Trading Transactions, which should have been made by Mitsui & Co.’s buyers, Company A (or Indirect Transaction Recipients, in the case of Indirect Transactions). The Employees in Charge used the received proceeds for satisfaction, or others, regarding Trading Transaction receivables formally recorded as owed by Company A and/or the Indirect Transaction Recipients.

2. History of the Investigation

(1) Payment for the Trading Transactions started to delayed in April 2008, with the delays becoming more pronounced from July of the same year. Furthermore, the abovementioned Indirect Transactions were discovered when analysis and investigation of the Trading Transactions was initiated by the Planning & Coordination Div. of the Performance Chemicals Business Unit, prompted by observations made as part of the regular internal audit conducted in July 2008 that the appropriate receiving documents for transactions of the same group handled by Mitsui & Co. were not in order. As a result, the Division in Charge decided to gradually withdraw from the Trading Transactions, which were terminated on August 7, 2008. At the same time, the Division in Charge began negotiations with Group A and the Indirect Transaction Recipients over the receivables collection.

(2) In order to accelerate progress in the negotiations about the collection of receivables, a detailed investigation of the related documentation was conducted by an external Certified Public Accountant from mid-January 2009 to understand all of the Trading Transactions in detail, uncovering several possible manipulation of the shipping documents, at which point the actual existence of sales came into doubt.

(3) In recognition of the nature of the situation at hand, at the end of January 2009 Mitsui & Co. established, under the supervision of the director in charge, a special investigation team led by the Performance Chemicals Business Units COO (the Second Chemicals Business Unit at the time) and composed of employees of related Mitsui & Co. divisions and external lawyers and Certified Public Accountants, thus strengthening the investigation. This team conducted interviews of internally related parties, including the Employees in Charge and those present at the Division in Charge at the time, and externally related parties, expanding the scope of the investigation to also include an evaluation of the ledgers and documentation relating to other product exporting and overseas transactions conducted by the Employees in Charge (hereinafter, “Related Transactions”).

3. Facts Revealed by the Investigation and the Monetary Effect of the Trading Transactions and Related Transactions

(1) Among Trading Transactions from April 2004 until the Trading Transactions were terminated in August 2008, as a result of the investigation, several instances of alleged forgery of shipping documents were discovered and Mitsui & Co. determined that the Trading Transactions had no underlying sales. Furthermore, there were similar verified cases for Related Transactions with no underlying sales.

(2) In the five years between March 2005 and March 2009, sales for the Trading Transactions totaled around ¥50.6 billion, and total earnings from these sales totaled around ¥2.1 billion. For the Related Transactions with no physical record of sales, sales for the five years totaled around ¥1.2 billion, and total earnings from these sales totaled around ¥5 million, resulting in sales for transactions without a physical record of sales totaling around ¥51.8 billion and total earnings from these sales totaling around ¥2.1 billion. For funds recorded in Mitsui & Co.’s financial statements that should have been recorded not as sales, Mitsui & Co. has determined that no revisions to financial results shall be made from the materiality point of view as the proportion of these sales to Mitsui & Co.’s total consolidated sales in each year was less than 0.1%.

(Unit: Millions of Yen)

	FY 03/2005	FY 03/2006	FY 03/2007	FY 03/2008	FY 03/2009
Mitsui & Co. Total Consolidated Sales	13,615,047	14,885,728	15,357,656	17,009,056	15,500,000	*
Sales for Trading Transactions	6,111	12,766	15,727	13,350	3,801
Proportion of Sales for Trading Transactions to Total Sales	0.04%	0.09%	0.10%	0.08%	0.02%

*	Estimate released on April 22

4. End-March 2009 Receivables Balance and Amount of Late Collections

(1) Receivables Balance, Amount of Late Collections and Related Accounting

As of the end of March 2009, the outstanding balance of receivables from Trading Transactions totaled around ¥5.6billion, and the deadline for all payments arrived. A Group confirmed that it owed the full outstanding balance of the receivables to Mitsui & Co. in an account confirmation form at the end of September 2008. Mitsui & Co. has made and continues to make every effort for the prompt collection of the receivables, considering obtaining necessary collateral, enhanced preservation of the receivables, the creation and management of a repayment plan and the implementation of legal measures.

(2) Results Outlook for the Period

There shall be no changes to the financial results for the period announced on April 22 (consolidated net profit of ¥180 billion).

5. Issues and Plans for Future Prevention

(1) Main Reasons for the Delay in the Discovery of Trading Transactions

As the Trading Transactions did not require Mitsui & Co. to undertake usual export procedures, including the shipping arrangements, etc., on-site business and/or the corporate divisions were not capable of accurately understanding the real nature of the transactions. Insufficient examination by the on-site business management of the contents of documentation and payments from buyers to verify delivery was also a reason for the delay in the discovery of the problem with the Trading Transactions.

(2) Emergency Inspections upon Realizing the Current Problem

Following emergency inspections were implemented after Trading Transactions were discovered, but no specific problems were identified as a result of any of the inspections.

i) Inspection of the Basic Chemicals Business Unit (the First Chemicals Business Unit at the time) and Performance Chemicals Business Unit (Inspection Period: February 2009)

Inspection 1	Target Period: The nine months from April 2008 to December 2008 Objective: Verification of the substance of sales for export/import which we were not directly involved in its delivery

Inspection 2	Target Period: The three months from October 2008 to December 2008 Objective: Verification of appropriate payment handling

ii) Inspection of all head office business units (Inspection Period: February 2009)

Inspection 1	Target Period: December 2008 Objective: Verification of substance of sales for export/import which we were not directly involved in its delivery

Inspection 2	Target Period: December 2008 Objective: Verification of appropriate payment handling

(3) Future Prevention

Compliance will be reemphasized and problem awareness created not only in the Performance Chemicals Business Unit, where the Trading Transactions occurred, but for all Mitsui & Co. executives and employees through prompt notification and training conducted by the President & CEO as well as relevant compliance officers and divisions. Furthermore, based on the problems and points requiring improvement identified in the investigation of this issue, the following policies focusing on a reemphasis of on-site control and enhanced business-process control to prevent impropriety will be promptly implemented. Additionally, we commenced implementing enhanced business-process controls from February of this year for the verification of transactions in which Mitsui & Co. does not conduct export procedures and in which the payment is received from a different party from than that for which the receivables are booked.

Reemphasis of On-Site Control

1) Complete on-site understanding of transactions

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Verification of the business of the party involved in the transaction or the actual nature of the transaction will be made through a reemphasis of basic actions such as a visit to the party involved or verification of the delivery site by a Mitsui & Co. sales representative or manager.

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To give a transparent and complete picture of a transaction, the control system will be enhanced to clarify the transaction risk and ensure the effective functioning of risk management methods such as credit management for each customer through information sharing with corporate staff departments.

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A Business Process Management Team will be established in the Performance Chemicals Business Unit to strengthen monitoring of the verification of related documents including delivery verifications by third parties other than sales representatives or managers to verify the substance of transactions and identify abnormalities.

Enhanced Work-Process Control by Work-Process Managing Units

2) Thorough verification of underlying delivery at the time sales are booked

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For export and overseas transactions that do not include distribution arrangements, the corporate staff divisions will reemphasize the review of delivery documentation when the sales are booked, and individual verification will be made when booking exceptional delivery documentation to enhance the identification of abnormalities.

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Thorough verification of the suitability of the source of receivables will be implemented through the comprehensive verification of receivables balances for parties of foreign transactions to improve the accuracy of accounting methods that correctly reflect the real nature of the transaction.

3) Thorough verification of the suitability of the payment process

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The suitability of the payment process will be ensured through the daily monitoring of the payment processing relating to sales transactions and a thorough verification of the payment processing from parties other than the party booked as the source of receivables.

Facilitation of Human Resource Fluidization

4) Constantly changing the person in charge through personnel rotation

To effectively identify abnormal transactions, we will promote rotation of the people in charge through personnel rotation in the same domain within the Performance Chemical Business Unit and through the elimination of long-term assignments to the same position.

6. Our Disciplinary Action of the Employees in Charge and Other Related Parties

Based on the results of this investigation, the Employees in Charge and those responsible for their management and supervision will be punished in strict accordance with internal regulations.

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For inquiries regarding this matter: Mitsui & Co., Ltd.

Investor Relations Division: TEL: +81-3-3285-7910

Corporate Communication Division: +81-3-3285-7564

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.